FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FORBES MEDI-TECH INC.

REPORT OF VOTING RESULTS

Forbes Medi-Tech Inc. reports that at its Annual General Meeting held May 21, 2009, the following resolutions were voted on by a show of hands with the following outcome.  Also shown are the proxy votes on each matter, as a percentage of all proxy votes cast on such matter.

Resolution	Outcome and Proxy report
Ordinary resolution to appoint KPMG LLP as auditor and to authorize the directors to fix the remuneration of the auditor.	Outcome: Approved Proxies: For: 96.83% Withheld: 3.17%
Ordinary resolution to set the number of directors for election at the Meeting at 4.	Outcome: Approved For: 92.94% Against: 7.06%
Ordinary resolutions to elect management nominees as directors.	Outcome: Management Nominees Elected by Acclamation
	Director	For	Withheld
	Charles Butt Joe Dunne Nitin Kaushal Greg Anderson	93.35% 92.31% 92.51% 95.99%	6.65% 7.69% 7.49% 4.01%